UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULE 13D-1 AND 13D-2


                                 MGI Properties
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   552885-10 5
                             ----------------------
                                 (CUSIP Number)
                                                                     __
Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

                        (Continued on following page(s))

                               (Page 1 of 5 pages)

------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

CUSIP No. 552885-10 5            13G                         Page 2 of 5 Pages


1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Welch & Forbes, Inc.
                         #04-2530651

2.                                                                     ___
                                                                  (a) /___/
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       ___
                                                                  (b) /___/
3.          SEC USE ONLY
4.          CITIZENSHIP OR PLACE OF ORGANIZATION
                     Organized under the laws of Massachusetts
                  5.          SOLE VOTING POWER
NUMBER OF                              576,906
SHARES            6.          SHARED VOTING POWER
BENEFICIALLY                            35,528
OWNED BY          7.          SOLE DISPOSITIVE POWER
EACH                                   612,434
REPORTING         8.          SHARED DISPOSITIVE POWER
PERSON                                 None
WITH

9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                              612,434                                   ___
10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES      /___/
            CERTAIN SHARES*

11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                              5.3%
12.         TYPE OF REPORTING PERSON*
                              IA

                                Page 2 of 5 Pages

Item 1.           (a)  Name of Issuer:
                  MGI Properties
                  (b)  Address of Issuer's Principal Executive Offices:
                  One Winthrop Square, Boston, MA  02110
Item 2.           (a)  Name of Person Filing:
                  Welch & Forbes, Inc.
                  (b)  Address of Principal Business Office of Person Filing:
                  45 School Street, Boston, MA  02108
                  (c)  Citizenship:
                  Organized under the laws of Massachusetts
                  (d)  Title of Class of Securities:
                  Common Stock, $1.00 par value
                  (e)  CUSIP Number:
                  552885-10 5
Item 3.           Status of Person Filing Pursuant to Rules 13d-1(b) or
                  13d-2(b):
                  Not applicable
Item 4.           Ownership:
                  (a)      Amount beneficially owned as of December 31, 1996:
                  See Item 9 of Cover Page

                                Page 3 of 5 Pages

                  (b)      Percent of Class:  See Item 11 of Cover Page
                  (c)      Number of shares as to which such person has:
                           (i)      Sole power to vote or to direct the vote:
                                    See Item 5 of Cover Page
                           (ii)     Shared power to vote or to direct the vote:
                                    See Item 6 of Cover Page
                           (iii) Sole power to dispose or to direct the disposition of: See Item 7 of Cover Page
                           (iv) Shared power to dispose or to direct the disposition of: See Item 8 of Cover
                                    Page
Item 5.           Ownership of Five Percent or Less of  a Class:
                  Not applicable
Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:
                  Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:
                  Not applicable
Item 8.           Identification and Classification of Members of the Group:
                  Not applicable
Item 9.           Notice of Dissolution of Group:
                  Not applicable

                                Page 4 of 5 Pages

Item 10.          Certification:
                  By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                        SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        WELCH & FORBES, INC.


                                                        /s/ V. William Efthim
                                                        ______________________
                                                        V. William Efthim
                                                        Vice President

Date:  January 31, 1997


                                Page 5 of 5 Pages